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                                     UNITED STATES
                           SECURITIES AND EXCHANGE COMMISSION
                                  Washington, D.C. 20549


                                      SCHEDULE 13G


                       Under the Securities Exchange Act of 1934

                               (Amendment No.       10      )*


                                 LADD Furniture, Inc.

                                  (Name of Issuer)


                            Common  Stock,  $.10  Par Value
                            (Title of Class of Securities)


                                       505739102
                                     (CUSIP Number)


Check the following box if a fee is being paid with this statement ( ). (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


       Page 1 of 3 pages

 CUSIP No. 505739102               13G             Page   2  of   3  Pages



         1   NAME OF REPORTING PERSON
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Richard R. Allen
       Social Security Number Intentionally Omitted

         2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

       Not a member of a group                             (a)  ( )
                                                           (b)  ( )
         3   SEC USE ONLY


         4   CITIZENSHIP OR PLACE OF ORGANIZATION

       United States of America

   5    SOLE VOTING POWER

NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH

  2,526,959*  Shares owned outright
      21,287 Shares subject to currently exercisable options 2,548,246* Excludes the following shares as to which
              Mr. Allen disclaims beneficial ownership:
     40,000 shares held by wife, Pamela A. Allen
     16,032 shares held by wife as custodian for a minor child 12,232 shares held by wife as custodian for a minor child
        200 shares held by wife as trustee for minor child
        200 shares held by wife as trustee for minor child 3,800 shares held by daughter, Susan P. Allen

   6    SHARED VOTING POWER
        -0-

   7    SOLE DISPOSITIVE POWER
         2,548,246

   8    SHARED DISPOSITIVE POWER
        -0-

        9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             2,548,246
        10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
             CERTAIN SHARES*

       N/A


        11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
             11.0%

        12   TYPE OF REPORTING PERSON*
             IND

         *SEE INSTRUCTION BEFORE FILLING OUT!



       Page 2 of 3 pages

                                 SCHEDULE 13G
                               AMENDMENT NO. 10


Issuer:     LADD Furniture, Inc.
Title of Class of Securities: Common Stock, $.10 Par Value
Reporting Person: Richard R. Allen
Social Security Number of
Reporting Person: Intentionally Omitted


The following are the changes in the information reported in the previous filing of Schedule 13G as amended (which was Schedule 13G, Amendment No. 9 dated February 5, 1993):

ITEM 4       OWNERSHIP:

             (a)   Amount Beneficially Owned:

                   2,526,959*  Shares owned outright
                      21,287   Shares subject to currently exercisable options

                   2,548,246*  Excludes the following shares as to which
                               Mr. Allen disclaims beneficial ownership:

                               40,000 shares held by wife, Pamela A. Allen
                               16,032 shares held by wife as custodian for a
                                      minor child
                               12,232 shares held by wife as custodian for a
                                      minor child
                                  200 shares held by wife as trustee for minor
                                      child
                                  200 shares held by wife as trustee for minor
                                      child
                                3,800 shares held by daughter, Susan P. Allen
                               72,464

             (b)   Percent of Class:
                   11.0%

             (c)   Number of shares as to which such person has:

             (i)   sole power to vote or to direct the vote:
                             2,548,246*

             (ii)  shared power to vote or to direct the vote:
                              -0-
             (iii) sole power to dispose or to direct the disposition of:
                             2,548,246*

             (iv)  shared power to dispose or to direct the disposition of:
                             -0-

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Date:   February 15, 1994     s\Richard R. Allen
                                Richard R. Allen


 Page 3 of 3 pages